Exhibit 99.1

GDS Releases 2024 ESG Report

SHANGHAI, China, July 29, 2025 (GLOBE NEWSWIRE) -- GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China, today announced the release of its 2024 Environmental, Social and Governance (“ESG”) report, detailing the Company’s ongoing sustainability efforts and its ESG performance.

In 2024, we achieved renewable energy usage rate of 40% through a comprehensive renewable energy transition strategy. Out of all the renewable energy sources, 64% came from directly purchased green power, representing more than 100% increase over 2023. In addition, 87% of our self-developed data centers are designed, constructed, and operated in compliance with green building standards, with 42 data centers now been certified as green data centers. Furthermore, through continuous operational excellence and upgrades on the basis of state-of-the-art design, we have improved our average Power Usage Effectiveness (PUE) from 1.28 in 2023 to 1.24 this year. All these initiatives have led to a notable reduction in our carbon intensity, resulting in a 15.8% decrease compared to 2023.

We have also made breakthroughs in ESG ratings. Our MSCI ESG rating has been upgraded from BBB to A. We received a B rating in our first CDP assessment. We were included in the S&P CSA Rating 2024 Yearbook which recognizes our leadership in the industry. In collaboration with Moody’s Rating, we have obtained the NZA-2 (Net Zero Assessment) rating, which validates our performance in Greenhouse Gas (GHG) Ambition, Implementation, and Governance, making us the only data center company in the world to successfully pass this assessment. These achievements not only enhance our ability to manage climate risks but also reinforce stakeholder trust.

“Over the past year, we have continued to drive forward on our path to carbon neutrality by 2030,” said Mr. William Huang, Chairman and CEO of GDS. “We are dedicated to evolving into a green intelligent infrastructure platform that paves the way for a sustainable future. Our strategy is anchored in a deep commitment to ESG principles, which permeate every aspect of our operations and define our corporate ethos. By integrating sustainability into our core activities, we ensure that our approach not only enhances operational excellence but also upholds responsible corporate governance. I am excited about the future we are forging, and am confident that our innovative practices will foster enduring growth for our Company and continue to lead our industry forward.”

To view the report in full, please visit the ESG section on the GDS corporate website or access the report at:

https://c.gds-services.com/esg2024/docs/2024_ESG_Report_EN.pdf

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in and around primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access the major telecommunications networks, as well as the largest PRC and global public clouds, which are hosted in many of its facilities. The Company offers co-location and a suite of value-added services, including managed hybrid cloud services through direct private connection to leading public clouds, managed network services, and, where required, the resale of public cloud services. The Company has a 24-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations. The Company also holds a non-controlling 35.6% equity interest in DayOne Data Centers Limited which develops and operates data centers in International markets.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

Piacente Financial Communications

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited